UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number 333-06318

SKY BRASIL SERVIÇOS LTDA.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

R. Prof. Manoelito de Ornellas 303-6 Andar, São Paulo, SP 04719-040, Brazil

011-55-11-5643-1300

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

12-¾% Senior Secured Notes due 2004 of Sky Brasil Serviços Ltda.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: [0]

Pursuant to the requirements of the Securities Exchange Act of 1934, SKY Brasil Serviços Ltda. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SKY BRASIL SERVIÇOS LTDA.

Dated: November 30, 2004	By:	/s/ Ricardo Miranda Silva

Ricardo Miranda Silva
Chief Executive Officer